UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

KU6 ANNOUNCES MERGER WITH PIPI.CN
Beijing, China — April 20, 2011 — Ku6 Media Co., Ltd., (Nasdaq: KUTV) (“Ku6” or the “Company”), a leading Internet television company in China, announced today that Ku6 and the shareholders of Hangzhou Soushi Networking Co., Ltd. (“Pipi”), a leading P2P based internet video platform in China, have agreed to the sale of Pipi to Ku6, in an all stock transaction under which all of the equity interests in Pipi will be sold to Ku6 in exchange for an aggregate of 2,212,114,257 Ku6 ordinary shares. After the completion of the merger, Pipi will become a wholly-owned subsidiary of Ku6.
Completion of the share purchase will be subject to the condition that the shareholders of Ku6 approve the issuance of ordinary shares of Ku6 to the shareholders of Pipi at a special shareholders meeting to be convened in the near future. The transaction is expected to close in the second quarter of 2011.
Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (which is a major shareholder of Ku6), is one of the early investors of Pipi and holds 32% of the equity interests in Pipi. Shanda Networking will sell its equity interests to Ku6 in this transaction. A special committee, comprised of three independent directors of Ku6, represented Ku6 in the negotiations of the transaction. Based upon and subject to the qualifications, limitations and assumptions set forth in its written opinion dated April 20, 2011, the same date as KPMG Advisory (China) Limited has rendered its oral opinion, to the effect that as of that date the consideration to be paid by Ku6 was fair to Ku6 from a financial point of view. The special committee approved the proposed transaction on April 20, 2011.
All selling shareholders of Pipi intend to enter into lock-up agreements for a period of 181 days to two years after closing with respect to the Ku6 shares that they will receive in the merger.
Commenting on this merger, Mr. Haifa Zhu, Acting Chief Executive Officer of Ku6, said, “We are very pleased to announce this merger with Pipi, which we believe is one of the best P2P based internet video platforms in China. After merger with Pipi, we believe we will become the first internet television company with large-scale operations in both browser and video player in China. We believe that we will have more opportunities to achieve synergies going forward and we will continue to expand our market share, our users number and our advertising clients number in the fast-growing online video market in China.”
Mr. Lianghai Yang, Chief Executive Officer of Pipi, said, “We are excited to join forces with Ku6. In March 2011, Pipi Player has reached peaked concurrent users number of about 5.3 million. I am confident that the combined company will be better positioned to compete effectively in the continually expanding online video advertising market in China.”
This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq:KUTV) is a leading Internet television company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing. For more information about Ku6, please visit http://ir.ku6.com.
About Pipi.cn .
Pipi.cn is one of the leading P2P based internet video platforms in China. Through its website pipi.cn and its client-side software PIPI Player, it provides both live broadcasting and on-demand viewing of a variety of content such as movies, TV serial dramas, sports broadcasts, games and competitions, cartoons, variety shows, current news reports and financial news reports in China. For more information about Pipi, please visit http://www.pipi.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Statements in this announcement that are not historical facts, including but not limited to statements regarding Ku6’s and Pipi’s ability to achieve synergies and capture opportunities in the internet and media market in China, the continuous growth of the Company and the success of any acquisitions or investments by the Company or any subsidiaries, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that this or any future merger will not create the operational and financial results that the management and boards of directors of Ku6 and Pipi expect, including in particular the possibility that this merger may not be accretive to earnings in any future period; the risk that this and any future merger could divert management’s attention from Ku6’s operations, which could adversely affect its results of operations; the risk that Ku6 will not be able to effectively manage Pipi, the risk that our online video website fails to attract advertisers or content providers; the risk that the Company fails to deliver continuous growth in 2011; and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, except as required under applicable laws.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@ku6.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	CFO

Date: April 21, 2011

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